Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, April 24th ,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Audited Consolidated Financial Statements as of December 31st, 2005.

Sincerely yours,

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Anual Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	AC	Si es Anual Individual ingresar AI, si es Anual Consolidada ingresar AC
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mynet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mynet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Factor de Reexpresion del Balance General:		Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo
Ventas Netas (ingresos operacionales) - 2D0101 (¡NUEVO!)	1,083,642	Ingresar monto expresado en nuevos soles

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre de 2005 y 2004
(En miles de nuevos soles)

Codigo	Activo	Notas	2005	2004
	Activo Corriente			
1D0101	Caja y Bancos		17,189	31,802
1D0102	Valores Negociables (neto de provisión acumulada)		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)		259,723	123,295
1D0104	Cuentas por Cobrar a Vinculadas		0	0
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		18,605	70,113
1D0106	Existencias (neto de provisión acumulada)		297,697	238,738
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0107	Gastos Pagados por Anticipado		6,168	5,459
1D01ST	**Total Activo Corriente**		**599,382**	**469,407**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo		41,535	33,204
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0209	Existencias		0	0
1D0204	Inversiones Permanentes (neto de provisión acumulada)		17,749	19,616
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0211	Inversiones en Inmuebles		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)		226,159	253,306
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		11,301	7,048
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		763	1,186
1D02ST	**Total Activo No Corriente**		**297,507**	**314,360**
1D020T	**TOTAL ACTIVO**		**896,889**	**783,767**

Pasivo y Patrimonio	Notas	2005	2004	Codigo
Pasivo Corriente				
Sobregiros Bancarios		2,158	1,278	1D0306
Préstamos Bancarios		79,211	33,844	1D0307
Cuentas por Pagar Comerciales		125,067	141,095	1D0302
Cuentas por Pagar a Vinculadas		0	0	1D0303
Otras Cuentas por Pagar		64,178	48,863	1D0304
Parte Corriente de las Deudas a Largo Plazo		91,451	77,395	1D0305
Pasivos por Instrumentos Financieros Derivados		0	0	1D0308
Total Pasivo Corriente		**362,065**	**302,475**	1D03ST
Pasivo No Corriente				
Deudas a largo plazo		214,337	184,162	1D0401
Cuentas por pagar a vinculadas		0	0	1D0402
Pasivos por Instrumentos Financieros Derivados		0	0	1D0405
Ingresos Diferidos (netos)		5,669	3,985	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0	1D0404
Total Pasivo No Corriente		**220,006**	**188,147**	1D04ST
Total Pasivo		**582,071**	**490,622**	1D040T
Contingencias				1D0501
Interés minoritario		0	0	1D0502
Patrimonio Neto				
Capital		266,178	251,550	1D0701
Capital adicional		0	0	1D0702
Acciones de Inversión		0	0	1D0703
Resultados no realizados		0	0	1D0708
Excedente de Revaluación		12,303	10,267	1D0704
Reservas Legales		10,073	7,317	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados		26,264	24,011	1D0707
Efecto acumulado por reexpresión a moneda extranjera		0	0	1D0709
Total Patrimonio Neto		**314,818**	**293,145**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**896,889**	**783,767**	1D070T

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los años terminados el 31 de Diciembre de 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Notas	2005	2004
	Ingresos Operacionales			
2D0101	Ventas Netas (ingresos operacionales)		1,083,642	920,697
2D0102	Otros Ingresos Operacionales		3,437	1,273
2D01ST	**Total de Ingresos Brutos**		**1,087,079**	**921,970**
2D0201	Costo de Ventas (Operacionales)		-821,257	-709,400
2D0202	Otros costos operacionales		0	0
2D0203	**Total Costos Operacionales**		-821,257	-709,400
2D02ST	**Utilidad Bruta**		**265,822**	**212,570**
	Gastos Operacionales			
2D0302	Gastos de Ventas		-95,409	-98,713
2D0301	Gastos de Administración		-73,403	-71,156
2D0303	Provisión por perdidas por desvalorización de activos		0	0
2D03ST	**Utilidad Operativa**		**97,010**	**42,701**
	Otros Ingresos (gastos)			
2D0401	Ingresos Financieros		25,376	22,707
2D0402	Gastos Financieros		-32,547	-30,026
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial		0	0
2D0407	Ganancia o pérdida por instrumentos financieros derivados		0	0
2D0403	Otros Ingresos		0	0
2D0404	Otros Gastos		-23,074	-2,737
2D0408	Efecto acumulado por cambios en las políticas contables		0	0
2D0405	Resultado por Exposición a la Inflación		-10,798	17,148
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**55,967**	**49,793**
2D0501	Participación de los trabajadores corrientes y diferidos		-5,704	-4,917
2D0502	Impuesto a la Renta corriente y diferido		-20,196	-17,316
2D05ST	**Resultado antes de Gastos Extraordinarios**		**30,067**	**27,560**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)		0	0
2D06ST	**Resultado antes de Interes Minoritario**		**30,067**	**27,560**
2D0701	Interés Minoritario		0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**30,067**	**27,560**
2D0801	Dividendos de acciones Preferentes		0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**30,067**	**27,560**
2D0901	Utilidad (pérdida) básica por acción común		0.124000	0.114000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los años terminados el 31 de Diciembre de 2005 y 2004
(En miles de nuevos soles)

Código de Cuenta		Nota	2005	2004
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		911,303	904,635
3D0110	Honorarios y comisiones		0	0
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)		0	0
3D0111	Dividendos (no incluidos en la actividad de inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros cobros de efectivo relativos a la actividad		27,768	27,405
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		-893,089	-791,787
3D0105	Remuneraciones y beneficios sociales		-140,609	-120,649
3D0106	Tributos		-24,168	-27,289
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de efectivo relativos a la actividad		0	-14,323
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-118,795**	**-22,008**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes		1,041	103
3D0209	Prestamos a vinculadas		0	0
3D0202	Venta de inmuebles, maquinaria y equipo		14,368	3,007
3D0203	Venta de activos intangibles		0	0
3D0210	Intereses y rendimientos		0	0
3D0211	Dividendos		0	21
3D0204	Otros cobros de efectivo relativos a la actividad		1,584	1,785
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes		0	-607
3D0212	Prestamos otorgados a vinculadas		0	0
3D0206	Compra de inmuebles, maquinaria y equipo		-13,730	-14,549
3D0207	Compra y desarrollo de activos intangibles		-16	-268
3D0208	Otros pagos de efectivo relativos a la actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**3,247**	**-10,508**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios		0	0
3D0308	Aumento de prestamos bancarios		46,247	4,287
3D0301	Emisión de acciones o nuevos aportes		0	0
3D0309	Venta de acciones en tesorería		0	0
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo		44,248	5,464
3D0303	Otros cobros de efectivo relativos a la actividad		54,134	32,628
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios		0	0
3D0313	Amortización o pago de préstamos bancarios		0	0
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo		-31,705	-29,520
3D0310	Recompra de acciones propias (acciones en tesorería)		0	0
3D0311	Intereses y rendimientos		0	0
3D0305	Dividendos		-11,989	-9,131
3D0306	Otros pagos de efectivo relativos a la actividad.		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**100,935**	**3,728**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-14,613**	**-28,788**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		31,802	43,442
3D0403	Resultado por Exposición a la Inflación		0	17,148
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**17,189**	**31,802**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
3D05ST	Utilidad (Pérdida) neta del Ejercicio	30,067	27,560
	Más :		
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
3D0609	Provisión de cuentas de cobranza dudosa	8,425	17,868
3D0610	Provisión por desvalorización de existencias	11,418	9,854
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0	0
3D0612	Depreciación del ejercicio	35,306	35,930
3D0613	Provisión por pérdida en el valor de uso de los activos	0	0
3D0614	Amortización y castigo de activos intangibles	0	0
3D0615	Provisión para protección del medio ambiente	0	0
3D0616	Amortización de otros activos	0	0
3D0604	Provisiones diversas	5,101	0
3D0606	Pérdida en venta de valores e inversiones permanentes	0	38
3D0617	Pérdida en venta de inversiones en inmuebles	7,954	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0	0
3D0618	Pérdida en venta de activos intangibles	0	0
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	-5,391	-1,768
3D0621	Efecto acumulado por cambios en las políticas contables	0	0
3D0607	Pérdida por activos monetarios no corrientes	0	0
3D0608	Otros	35,886	35,222
	Menos:		
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
3D0703	Utilidad en venta de valores e inversiones permanentes	0	0
3D0706	Utilidad en venta de inversiones en inmuebles	-5,934	-506
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	0
3D0707	Utilidad en venta de activos intangibles	0	0
3D0704	Resultado por Exposición a la Inflación	0	-17,148
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	0
3D0705	Ganancia por pasivos monetarios no corrientes	0	0
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0
3D0710	Efecto acumulado por cambios en las políticas contables	0	0
3D0711	Otros	-7,100	-11,030
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	-76,924	-45,899
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	11,012	-1,743
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0
3D0804	(Aumento) Disminución en Existencias	-71,199	-1,874
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	-440	-2,819
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	-99,284	-67,995
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	2,308	2,302
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**	**-118,795**	**-22,008**

	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO		
3D0901	Ajuste de ejercicios anteriores	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0
3D0903	Compensación de pasivos corrientes	0	0
3D0904	Compensación de pasivos no corrientes	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0
3D0906	Revaluación de activos	0	0
3D0907	Aportes de capital en bienes	0	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

FERREYROS S.A.A. Y SUBSIDIARIAS
Distribucion de Capital

Codigo	Descripción	Numero de accionistas	Participación de Acciones Ingresar los datos con 2 decimales sin considerar el punto decimal. Ejemplo 1: si se quiere mostrar 2.00 %, digitar 200 Ejemplo 2: si se quiere mostrar 0.01 % ingresar 1 Ejemplo 3: si se quiere mostrar 99.99% ingresar 9999
C000	Menos de 0.20%		
C001	De 0.20 al 1 %	730	1628
C005	De 1.01 al 5 %	10	2978
C010	De 5.01 al 10 %	4	3042
C020	De 10.01 al 20 %	2	2352
C030	De 20.01 al 30 %		
C040	De 30.01 al 40 %		
C050	De 40.01 al 50 %		
C060	De 50.01 al 60 %		
C070	De 60.01 al 70 %		
C080	De 70.01 al 80 %		
C090	De 80.01 al 90 %		
C100	De 90.01 al 100 %		

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Personal

Codigo	Descripción	Numero de Personal			
		Inicial	Ingresaron	Retirados	Final
P010	FUNCIONARIOS (Directivos, gerentes, Subgerentes)	47	3		50
P020	PERSONAL PERMANENTE EMPLEADOS	837	37		874
P030	PERSONAL PERMANENTE OBREROS	1161		246	915
P040	PERSONAL CONTRATADO EMPLEADOS				
P050	PERSONAL CONTRATADO OBREROS				

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 15916

FERREYROS S.A.A. Y SUBSIDIARIAS
Auditor Independiente

Matrícula de la Sociedad de Auditoría del CCP	Nombre de la Sociedad de Auditoría	Nombre del que firma el Dictamen (Apellidos y Nombres)	Calificación del Dictamen
S00041	Dongo Soria Gaveglio y Asociados	Francisco Dongo Soria	L
Llenar los datos en la parte sombreada de verde			

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los años terminados el 31 de Diciembre de 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2004**	241,281	0	0	0	10,926	5,188	0	17,508	0	274,903
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	-9,318	0	-9,318
4D0104	3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	10,269	0	0	0	-659	2,129	0	-11,739	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	27,560	0	27,560
4D0116	13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
4D01ST	**Saldos al 31 de diciembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**24,011**	**0**	**293,145**
4D0201	**Saldos al 1ero. de enero de 2005**	251,550	0	0	0	10,267	7,317	0	24,011	0	293,145
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	-11,989	0	-11,989
4D0204	3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	3,595	0	0	0	0	3,595
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	2,756	0	-15,825	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	30,067	0	30,067
4D0216	13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
4D02ST	**Saldos al 31 de diciembre de 2005**	**266,178**	**0**	**0**	**0**	**12,303**	**10,073**	**0**	**26,264**	**0**	**314,818**

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915


RECEIVED
2006 APR 27 A 11:52

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense



Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

17 de febrero del 2006

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2005 y al 31 de diciembre del 2004 y los correspondientes estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes indicados, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2005 y al 31 de diciembre del 2004, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Refrendado por

---------------------------------------(socio)
Francisco Dongo-Soria
Contador Público Colegiado
Matrícula No.4850

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,035,000.00

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO (Notas 1, 2, 3 y 25)

ACTIVO	Al 31 de diciembre del	
	2005	2004
	S/.000	S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	17,189	31,802
Cuentas por cobrar comerciales (Notas 5 y 26)	259,723	123,295
Otras cuentas por cobrar (Nota 6)	18,605	70,113
Existencias (Nota 7)	297,697	238,738
Gastos pagados por anticipado	6,168	5,459
Total del activo corriente	599,382	469,407
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 26)	41,535	33,204
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 8)	11,301	7,048
INVERSIONES EN VALORES (Nota 9)	17,749	19,616
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	226,159	253,306
OTROS ACTIVOS	763	1,186
	896,889	783,767

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del	
	2005	2004
	S/.000	S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 11)	81,369	35,122
Cuentas por pagar comerciales (Nota 12)	125,067	141,095
Otras cuentas por pagar	64,178	48,863
Parte corriente de deudas a largo plazo (Nota 13)	91,451	77,395
Total del pasivo corriente	362,065	302,475
DEUDAS A LARGO PLAZO (Nota 13)	214,337	184,162
INGRESOS DIFERIDOS	5,669	3,985
PATRIMONIO NETO (Nota 14)		
Capital	266,178	251,550
Excedente de revaluación	12,303	10,267
Reserva legal	10,073	7,317
Resultados acumulados	26,264	24,011
	314,818	293,145
SITUACION TRIBUTARIA (Nota 15)		
CONTINGENCIAS Y COMPROMISOS (Nota 16)		
	896,889	783,767

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 25)

	Por el año terminado el 31 de diciembre del	
	2005	**2004**
	S/.000	**S/.000**
Ventas netas	1,083,642	920,697
Otros ingresos operacionales	3,437	1,273
	1,087,079	921,970
Costo de ventas (Nota 17)	821,257	709,400
Gastos de administración (Nota 18)	73,403	71,156
Gastos de venta (Nota 19)	95,409	98,713
	990,069	879,269
Utilidad de operación	97,010	42,701
Otros ingresos (gastos):		
Ingresos financieros (Nota 20)	25,376	22,707
Gastos financieros (Nota 21)	(32,547)	(30,026)
Diferencia en cambio, neta	(10,798)	-
Resultado por exposición a la inflación (Nota 3)	-	17,148
Diversos, neto (Nota 22)	(23,074)	(2,737)
	(41,043)	7,092
Utilidad antes de participación de los trabajadores e impuesto a la renta	55,967	49,793
Participación de los trabajadores (Notas 8 y 15)	(5,704)	(4,917)
Impuesto a la renta (Notas 8 y 15)	(20,196)	(17,316)
Utilidad neta del año	30,067	27,560
Utilidad básica por acción (Nota 23)	0.124	0.114

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 14)
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2005
Y EL 31 DE DICIEMBRE DEL 2004

	Capital	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2004	241,281	10,926	5,188	17,508	274,903
Distribución de dividendos	-	-	-	(9,318)	(9,318)
Capitalización de resultados acumulados	10,269	(659)	-	(9,610)	-
Transferencia a la reserva legal	-	-	2,129	(2,129)	-
Utilidad neta del año	-	-	-	27,560	27,560
Saldos al 31 de diciembre del 2004	251,550	10,267	7,317	24,011	293,145
Distribución de dividendos	-	-	-	(11,989)	(11,989)
Capitalización de resultados acumulados	14,628	(1,559)	-	(13,069)	-
Revaluación voluntaria	-	3,595	-	-	3,595
Transferencia a la reserva legal	-	-	2,756	(2,756)	-
Utilidad neta del año	-	-	-	30,067	30,067
Saldos al 31 de diciembre del 2005	266,178	12,303	10,073	26,264	314,818

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 24)

	Por el año terminado el 31 de diciembre del	
	2005	2004
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	911,303	904,635
Otros cobros relativos a la actividad	24,489	27,405
Pago a proveedores	(893,089)	(791,787)
Pago de remuneraciones y beneficios sociales	(140,609)	(120,649)
Pago de tributos	(24,168)	(27,289)
Otros cobros (pagos) relativos a la actividad	3,279	(14,323)
Efectivo neto aplicado a las actividades de operación	(118,795)	(22,008)
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	14,368	3,007
Compra de inmuebles, maquinaria y equipo	(13,730)	(14,549)
Venta de inversiones en valores	1,041	103
Cobros de otras inversiones en valores	1,584	1,785
Compra de inversiones en valores	-	(607)
Dividendos recibidos	-	21
Cobro y desarrollo de intangibles	(16)	(268)
Efectivo neto provisto por (aplicado a) las actividades de inversión	3,247	(10,508)
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	52,856	32,628
Sobregiros y préstamos bancarios, neto	46,247	4,287
Deudas a largo plazo, neto	44,248	5,464
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(31,705)	(29,520)
Dividendos pagados	(11,989)	(9,131)
Otros cobros relativos a la actividad	1,278	-
Efectivo neto provisto por las actividades de financiamiento	100,935	3,728
Disminución neta del efectivo	(14,613)	(28,788)
Resultado por exposición a la inflación	-	17,148
Saldo del efectivo al inicio del año	31,802	43,442
Saldo del efectivo al final del año	17,189	31,802

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre del	
	2005	2004
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta del año	30,067	27,560
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	8,425	17,868
Recuperación de provisión de cuentas de cobranza dudosa	(76)	(524)
Provisión para desvalorización de existencias	11,418	9,854
Recuperación de provisión para desvalorización de existencias	(6,624)	(8,600)
Provisión para desvalorización de inmuebles	7,954	-
Otras provisiones	5,101	-
Participación patrimonial en patrimonios en fideicomiso	-	(794)
Pérdida en venta de inversión en valores	-	38
Utilidad en venta de inmuebles, maquinaria y equipo	(5,934)	(506)
Depreciación y amortización	35,306	35,930
Gastos financieros	30,727	30,026
Participación de los trabajadores	5,159	5,196
Impuesto a la renta y participación de los trabajadores diferidos	(5,391)	(1,768)
Resultado por exposición a la inflación	-	(17,148)
Otros	(400)	(1,112)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(76,924)	(45,899)
Otras cuentas por cobrar	11,012	(1,743)
Existencias	(71,199)	(1,874)
Gastos pagados por anticipado	(440)	(2,819)
Cuentas por pagar comerciales	(99,284)	(67,995)
Otras cuentas por pagar	2,308	2,302
Efectivo neto aplicado a las actividades de operación	(118,795)	(22,008)

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huancayo, Huaraz y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía y subsidiarias para desarrollar sus actividades, al inicio y al final del año 2005, comprendió 47 funcionarios, 837 empleados y 1,161 obreros, y 50 funcionarios, 874 empleados y 915 obreros, respectivamente.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los principales principios y prácticas contables aplicados en la preparación de los estados financieros se detallan a continuación. Estos principios y prácticas han sido aplicados uniformemente en todos los años presentados, a menos que se indique lo contrario:

a) Bases de presentación -

Los estados financieros consolidados de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos y edificios y la valuación a valores de mercado de las inversiones disponibles para la venta. Hasta el 31 de diciembre de 2004, los estados financieros se ajustaron para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requirió la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen aplicando los Indices de precios al por mayor. Los saldos ajustados por inflación al 31 de diciembre del 2004 han sido considerados como los saldos iniciales históricos al 1 de enero del 2005. El efecto de este cambio contable ha significado que al 31 de diciembre del 2005, el total de los activos y el patrimonio neto sean menores en aproximadamente S/.11.7 millones S/.10.1 millones, respectivamente y la utilidad neta del 2005 sea menor en aproximadamente S/.1.6 millones.

La variación en el poder adquisitivo de la moneda peruana en los años 2005 y 2004, con referencia al Indice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 3.6% y 4.9%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía.

El Consejo Normativo de Contabilidad a través de su resolución No.034-2005-EF/93.01 del 2 de marzo del 2005 oficializó la aplicación obligatoria, a partir del 1 de enero del 2006, de las NIC y NIIF, que se detallan a continuación:

NIC 1	(revisada en 2003)	Presentación de Estados Financieros
NIC 2	(revisada en 2003)	Existencias
NIC 8	(revisada en 2003)	Políticas Contables, Cambios en Estimados Contables y Errores
NIC 10	(revisada en 2003)	Eventos Posteriores a la Fecha del Balance General
NIC 16	(revisada en 2003)	Inmuebles, Maquinaria y Equipo
NIC 17	(revisada en 2003)	Arrendamientos
NIC 21	(revisada en 2003)	Efectos de las Variaciones en los Tipos de Cambio
NIC 24	(revisada en 2003)	Revelación sobre partes vinculadas
NIC 27	(revisada en 2003)	Estados Financieros Consolidados e Individuales
NIC 28	(revisada en 2003)	Inversiones en Asociadas
NIC 32	(revisada en 2003)	Instrumentos Financieros: Revelación y Presentación
NIC 33	(revisada en 2003)	Utilidad por Acción
NIC 36	(revisada en 2004)	Deterioro de Activos
NIC 38	(revisada en 2004)	Activos Intangibles
NIC 39	(revisada en 2003)	Instrumentos Financieros: Reconocimiento y Medición
NIIF 1	(emitida en 2004)	Adopción por primera vez de las NIIF
NIIF 2	(emitida en 2004)	Pagos Basados en Acciones
NIIF 3	(emitida en 2004)	Combinaciones de Negocios
NIIF 4	(emitida en 2004)	Contratos de seguro
NIIF 5	(emitida en 2004)	Activos no corrientes mantenidos para la venta y Operaciones Discontinuadas

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución No. 038-2005-EF /93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006, acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, restituir por el mismo período la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el artículo 3 de la resolución No.034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

La Gerencia estima que la adopción de estas normas no resultará en cambios sustanciales en sus políticas contables excepto por las inversiones disponibles para venta cuyas ganancias y/o pérdidas no realizadas serán registradas en una cuenta patrimonial.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del Grupo. A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre del 2005 y 2004 con indicación del porcentaje de participación que la Compañía tiene en ellas, directa o indirectamente a dicha fecha, así como información relevante al respecto:

		Porcentaje de participación		En miles de nuevos soles					
				Activos		Patrimonio neto		Utilidad (pérdida) neta del año	
Entidad	**Actividad**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Ferreyros S.A.A.	Compra-venta de Maquinaria y servicios de taller	-	-	840,368	743,705	314,908	293,160	30,142	27,549
Orvisa S.A. y subsidiarias	Compra y venta de maquinaria	100.00	100.00	44,393	38,439	22,239	22,918	5,821	5,029
Unimaq S.A.	Venta de Maquinaria y repuestos	100.00	100.00	42,586	33,000	10.633	9,025	1,608	1,108
Motorindustria S.A.	Servicios de Reconstrucción de piezas	100.00	100.00	27,942	24,455	24,044	20,276	3,768	3,436
Domingo Rodas S.A.	Crianza y venta de langostinos	100.00	100.00	21,911	20,049	13,378	13,472	258	420
Fiansa Sociedad Anónima	Servicios de metal mecánica	100.00	100.00	20,707	16,525	4,823	6,689	(1,866)	(16)
Depósitos Efe S.A.	Servicios de almacenaje	100.00	100.00	2,292	2,501	2,119	1,640	479	344

Las subsidiarias son todas las entidades sobre las que la Compañía tiene el poder de gobernar sus políticas operativas y financieras generalmente por ser propietaria de más de la mitad de sus acciones con derecho a voto. Las subsidiarias se consolidan desde la fecha en que su control es transferido a la Compañía, es decir desde la fecha en que las subsidiarias fueron constituidas por la Compañía. Estas no se consolidan desde la fecha en la que el control cesa.

Los activos, pasivos, patrimonio neto, ingresos y gastos de los patrimonios fideicometidos no han sido incluidos en los estados financieros consolidados debido a que la Gerencia de la Compañía considera que dichos patrimonios fideicometidos vencen en los próximos años y por lo tanto su efecto en los estados financieros consolidados no es significativo. Los estados financieros pro-forma incluyendo la consolidación de los patrimonios fideicometidos al 31 de diciembre del 2004 se muestran en la Nota 26.

c) Estimados y criterios contables críticos -

El proceso de preparación de los estados financieros requiere que la Gerencia lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones y supuestos, que se basan en el mejor criterio de la Gerencia, varían como resultado de cambios en las premisas en las que se sustentaron, los correspondientes saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cobranza por deterioro, provisión por desvalorización de existencias, provisión para fluctuación de inversiones en valores, depreciación de los bienes del activo fijo, la amortización de otros activos y la determinación del impuesto a la renta y la participación de los trabajadores (corrientes y diferidos).

d) Traducción de moneda extranjera -

Moneda de medición y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros consolidados se presentan en nuevos soles, que es la moneda de medición y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

e) Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar, las cuentas por pagar y el endeudamiento.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

i) Préstamos y cuentas por cobrar -

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la

fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general consolidado (Nota 2-g).

ii) Activos financieros disponibles para la venta -

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable. El valor razonable de las acciones cotizadas es determinado de acuerdo con su cotización bursátil. La utilidad o pérdida es registrada en los resultados del ejercicio. Los dividendos recibidos son registrados en los resultados del ejercicio.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre del 2005 y 2004 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas. Las políticas contables sobre el reconocimiento y valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta Nota.

f) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, los depósitos a la vista y cuentas corrientes en bancos.

g) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas.

h) Operaciones de titulización -

La Compañía realizó operaciones de titulización mediante las cuales transfirió facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. En el 2005 y 2004, la Compañía ha reconocido un gasto producto de la transferencia de facturas con descuento por S/.0.5 millones y S/.2.2 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado consolidado de ganancias y pérdidas.

i) Existencias -

Las existencias se registran al costo o a su valor de reposición el que resulte menor, sobre la base del método de promedio ponderado, excepto por las máquinas, motores y automotores que se registran por el método de identificación específica. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

j) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden las plantas, locales de venta y oficinas. Los terrenos y edificios se muestran a su valor razonable, sobre la base de tasaciones periódicas, por tasadores independientes, menos la depreciación subsiguiente de los edificios. Cualquier depreciación acumulada a la fecha de la revaluación se elimina contra el valor bruto en libros del activo y el monto neto se ajusta al monto revaluado del activo. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos su depreciación. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes atribuibles a los bienes del activo fijo que incrementen la capacidad original de los bienes se capitalizan, los demás costos se reconocen en resultados.

Los terrenos no se deprecian. La depreciación de los otros activos se calcula por el método de línea recta para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	5
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisa y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se castiga inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el estimado de su valor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado consolidado de ganancias y pérdidas.

k) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

l) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

m) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se muestran incluidos en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

n) Deudas a largo plazo y préstamos bancarios -

La deuda a largo plazo y préstamos bancarios se reconocen inicialmente a su valor razonable, neto de los costos de la transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado consolidado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

o) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del pasivo, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague. Las principales diferencias temporales identificadas se resumen en la Nota 8.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

p) Participación en las utilidades -

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

q) Provisiones -

Las provisiones para demandas legales se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

r) Distribución de dividendos -

La distribución de dividendos a los accionistas de la Compañía se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas.

s) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

t) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Las acciones que se deban anular o emitir por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones se considera que esas acciones siempre estuvieron anuladas o en circulación, respectivamente.

Al 31 de diciembre del 2005 y 2004, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

u) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

v) Administración de riesgos financieros -

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio: Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol.

Riesgo de tasa de interés: Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo a las condiciones de mercado.

Riesgo de crédito: La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez: La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2005 US$000	2004 US$000
Activo		
Caja y bancos	3,726	8,640
Cuentas por cobrar comerciales	85,343	44,798
Otras cuentas por cobrar	3,861	17,062
	92,930	70,500
Pasivo		
Sobregiros y préstamos bancarios	23,040	9,703
Cuentas por pagar comerciales	34,811	41,909
Otras cuentas por pagar	7,708	3,707
Deudas a largo plazo	88,138	79,670
	153,697	134,989
Pasivo neto	60,767	64,489

Al 31 de diciembre del 2005, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.429 y de S/.3.431 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2004, S/.3.280 y S/.3.283 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2005, la Compañía registró una pérdida neta por diferencia en cambio por S/.10.8 millones (ganancia neta por diferencia en cambio de S/.11.4 millones en el 2004, que se muestra incluida en el Resultado por exposición a la inflación en el estado consolidado de ganancias y pérdidas).

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2005 S/.000	2004 S/.000
Depósitos a plazo	1,028	15,416
Cuentas corrientes	15,077	14,602
Fondo fijo	1,084	1,784
	17,189	31,802

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2005			2004		
	Corriente S/.000	Largo plazo S/.000	Total S/.000	Corriente S/.000	Largo plazo S/.000	Total S/.000
Facturas y letras	318,438	45,432	363,870	212,577	37,457	250,034
Intereses diferidos	(11,083)	(3,897)	(14,980)	(7,433)	(4,253)	(11,686)
Provisión para cuentas de cobranza dudosa	(47,632)	-	(47,632)	(81,849)	-	(81,849)
	259,723	41,535	301,258	123,295	33,204	156,499

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

Al 31 de diciembre del 2005, cuentas por cobrar comerciales por US$4.1 millones y letras en cobranza en un banco local por US$523,000 se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 13).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2005 S/.000	2004 S/.000
Saldo inicial	81,849	81,079
Adiciones del año	7,533	15,369
Aplicaciones por anulaciones de ventas	(608)	(185)
Castigos	(42,853)	(4,332)
Diferencia en cambio y/o resultado por exposición a la inflación	3,358	(7,650)
Otros ajustes	(1,647)	(2,432)
Saldo final	47,632	81,849

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2005 S/.000	2004 S/.000
Vigentes	298,042	146,876
Vencidas hasta 30 días	11,502	8,961
Vencidas de 31 a 90 días	54,326	94,197
	363,870	250,034

Las cuentas por cobrar vencidas mayores a 180 días al 31 de diciembre del 2005 y del 2004, tienen una provisión para cuentas de cobranza dudosa de S/.47.6 millones y S/.81.8 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2005 S/.000	2004 S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 26)	-	52,856
SVC Inversiones S.A.C.	-	5,683
Crédito fiscal del impuesto general a las ventas	5,271	3,511
Obras de Ingeniería S.A.	1,983	2,298
Cuentas por cobrar al personal	2,327	2,874
CAT Américas	2,497	-
Reintegros tributarios	1,282	1,360
Reintegros por derechos aduaneros	784	910
Reclamos a terceros	1,154	116
Letras por cobrar	941	617
Adelanto a proveedores	593	726
Diversas	5,087	7,936
	21,919	78,887
Provisión para cuentas de cobranza dudosa	(3,314)	(8,774)
	18,605	70,113

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2005 S/.000	2004 S/.000
Saldo inicial	8,774	6,492
Adiciones del año	892	2,499
Castigos	(5,683)	-
Diferencia en cambio y/o resultado por exposición a la inflación	(669)	(217)
Saldo final	3,314	8,774

7 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2005 S/.000	2004 S/.000
Máquinas, motores y automotores	145,782	98,732
Repuestos	97,590	70,722
Servicios de taller en proceso	21,043	25,063
Mercadería	13,958	12,301
Productos en proceso	5,506	2,883
Materias primas y material de empaque	6,152	4,750
Existencias por recibir	26,884	38,711
	316,915	253,162
Provisión para desvalorización de existencias	(19,218)	(14,424)
	297,697	238,738

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2005 S/.000	2004 S/.000
Saldo inicial	14,424	13,997
Adiciones del año	11,418	9,854
Aplicaciones por ventas	(6,624)	(8,600)
Castigos	-	(827)
Saldo final	19,218	14,424

8 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2005 y 2004 el saldo está compuesto por:

	2005 S/.000	2004 S/.000
Impuesto a la renta	8,940	5,563
Participación de los trabajadores	2,361	1,485
Saldo al 31 de diciembre	11,301	7,048

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

	Al 31 de diciembre del 2004 S/.000	Adiciones y reversiones del año 2005 S/.000	Al 31 de diciembre del 2005 S/.000
Provisión para desvalorización de existencias	(5,497)	(4,958)	(10,455)
Diferencias en tasas de depreciación	(4,131)	1,774	(2,357)
Otras provisiones	(3,977)	(4,398)	(8,375)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(3,782)	1,690	(2,092)
Participación patrimonial en patrimonios fideicometidos	142	(142)	-
Provisión para vacaciones	(1,657)	(103)	(1,760)
Intangibles de duración limitada	180	(43)	137
Ganancias por ventas diferidas, neto	3,853	502	4,355
Operaciones de arrendamiento financiero	1,714	(530)	1,184
Van:	(13,155)	(6,208)	(19,363)

	Al 31 de diciembre del 2004 S/.000	Adiciones y reversiones del año 2005 S/.000	Al 31 de diciembre del 2005 S/.000
Vienen:	(13,155)	(6,208)	(19,363)
Revaluación de terrenos	6,107	1,955	8,062
Impuesto a la renta y participación diferida	(7,048)	(4,253)	(11,301)

	2005 S/.000	2004 S/.000
Total al final del año	11,301	7,048
Total al inicio del año	7,048	5,816
	4,253	1,232
Abono a resultados del año:		
Participación de los trabajadores	1,136	279
Impuesto a la renta	4,255	1,489
Cargo a patrimonio, neto	(1,955)	-
Ajuste	817	(536)
	4,253	1,232

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

9 INVERSIONES EN VALORES

Al 31 de diciembre del 2005 y del 2004, este rubro comprende:

	Cantidad		Parti-cipación en el capital	Valor nominal unitario	Valores en libros	
	2005	2004	%		2005 S/.000	2004 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	11,247,007	11,247,007	13.79	S/.1	13,607	12,837
No cotizadas en bolsa:						
Otras					1,473	1,484
					15,080	14,321
Patrimonios en fideicomisos (Nota 26) -						
Inversión					-	985
Participación patrimonial					306	362
					306	1,347
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					2,363	3,948
					17,749	19,616

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2005, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Deducciones	Transferencias	Otros cambios	Saldos finales
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Costo -						
Terrenos	52,263	34	(514)	-	5,547	57,330
Edificios y otras construcciones	96,365	621	(175)	8,656	(4)	105,463
Instalaciones	20,142	633	-	(6,431)	4	14,348
Maquinaria y equipo	142,924	2,311	(10,988)	(13,899)	(122)	120,226
Maquinaria y equipo, flota de alquiler	85,640	22,672	(1,511)	(29,336)	-	77,465
Unidades de transporte	8,728	1,662	(1,132)	20	(32)	9,246
Muebles y enseres	34,314	2,174	(114)	(109)	(36)	36,229
Trabajos en curso	3,434	2,912	-	(3,349)		2,997
	443,810	33,019	(14,434)	(44,448)	5,357	423,304
Depreciación acumulada -						
Edificios y otras construcciones	30,216	3,046	(46)	4,997	80	38,293
Instalaciones	11,824	638	-	(5,046)	-	7,416
Maquinaria y equipo	93,972	14,586	(4,585)	(16,476)	3	87,500
Maquinaria y equipo, flota de alquiler	20,535	13,768	(101)	(14,050)	84	20,236
Unidades de transporte	7,561	559	(992)	(121)	(24)	6,983
Muebles y enseres	26,396	2,526	(60)	(3)	(96)	28,763
	190,504	35,123	(5,784)	(30,699)	47	189,191
Provisión para desvalorización de inmueble	-	(7,954)				(7,954)
Costo neto	253,306					226,159

Al 31 de diciembre del 2005, la Compañía efectuó una tasación de sus terrenos por un perito independiente aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones, lo que originó una revaluación de sus activos por S/.5.5 millones, neto de su efecto tributario de S/.1.9 millones. Asimismo, la Compañía reconoció un débito a resultados por la desvalorización de un inmueble como consecuencia de la comparación con el valor de tasación efectuada por un perito independiente por S/.7.9 millones (Nota 22).

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2005 (Nota 13) en favor de Caterpillar Financial Services por US$3.7 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$11.7 millones en garantía de pagarés por US$11.5 millones otorgadas por la misma institución.

Al 31 de diciembre del 2005, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.4.6 millones y S/.0.8 millones, respectivamente (S/.8.4 millones y S/.1.3 millones al 31 de diciembre del 2004, respectivamente) relacionado con contratos de arrendamiento financiero, por los cuales se había ejercido la opción de compra en ejercicios anteriores.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2005 S/.000	2004 S/.000
Sobregiros bancarios	2,158	1,278
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	30,770	3,477
Citibank	19,900	-
BBVA Banco Continental	18,785	7,221
Banco Internacional del Perú	4,460	10,405
Standard Chartered	-	12,516
Sudamericano	2,901	-
Wiese	2,395	-
Otros	-	225
	79,211	33,844
	81,369	35,122

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.9% a 8% y a tasa Libor más 2.0% y no cuentan con garantías específicas.

12 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2005 S/.000	2004 S/.000
Facturas	94,722	67,799
Letras	30,345	73,296
	125,067	141,095

Al 31 de diciembre del 2005, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$16.5 millones y U$5.6 millones, respectivamente (US$15.4 millones y US$22.1 millones, respectivamente al 31 de diciembre del 2004) que generan intereses a tasas anuales que fluctúan entre 3.65% y 3.94%, más una comisión de 0.785%.

13 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2005 y del 2004, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago – Total 2005 US$000	Total 2004 US$000	Total 2005 S/.000	Total 2004 S/.000	Corriente 2005 S/.000	Corriente 2004 S/.000	No corriente 2005 S/.000	No corriente 2004 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantía de cuentas por cobrar e inmuebles, maquinaria y equipo	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 12,434	12,434	27,461	42,662	90,156	8,293	16,930	34,369	73,226
Bonos Ferreyros Bonos emitidos Cuarta emisión en Serie B y C y primera emisión del primer programa de Bonos Corporativos Serie A y B que devengan intereses anuales de 4.5% a 6.3%, con garantía del patrimonio de la Compañía. Asimismo, tercera y cuarta emisión del primer programa de Bonos corporativos Serie A que devengan intereses anuales de 6.1% y 5.8%, respectivamente.	Bonos Corporativos	Hasta octubre del 2010	65,000/ (3) 55,000	55,000	45,000	188,705	147,735	51,465	49,245	137,240	98,490
Instituciones financieras locales y del exterior Pagarés en moneda extranjera con instituciones locales a la tasa de interés anual entre 4% y 9.51% y del exterior con tasa de interés efectiva Libor más 4.5%.	Pagarés	Mensual y trimestral hasta el 2008	23,628 19,504	19,504	6,133	66,920	20,136	29,070	8,094	37,850	12,042
Pagarés en moneda nacional con instituciones locales a tasa de interés anual de 6.5%	Pagarés	Hasta enero del 2009	-	-	-	5,048	-	1,441	-	3,607	-
Leasing de maquinaria y vehiculos a tasas de interés anual entre 7% y 11.58%	Leasing	Mensual hasta mayo del 2009	809 593	593	-	2,034	-	1,003	-	1,031	-
Caterpillar Brasil S.A. Letras por pagar a tasas de interés anual de 4.625% a 6.25%, con aval de banco local.	Letras hasta el 2005	Trimestral	5,000/ (2) 256	-	256	-	840	-	840	-	-
Agco do Brasil S.A. Letras por pagar a tasas de interés anual de 4.56% a 6.375%, con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 492	-	492	-	1,614	-	1,614	-	-
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Semestral hasta el 2008		122	328	419	1,076	179	672	240	404
				87,653	79,670	305,788	261,557	91,451	77,395	214,337	184,162

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Incluye US$50 millones y US$15 millones del primer programa y cuarta emisión, respetiivamente.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2005 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	Préstamos en moneda extranjera		Préstamos en moneda nacional	Total
	US$000	S/.000	S/.000	S/.000
2006	26,234	90,010	1,441	91,451
2007	26,258	90,092	1,671	91,763
2008	25,120	86,187	1,782	87,969
2009	4,944	16,963	154	17,117
2010	5,097	17,488	-	17,488
	87,653	300,740	5,048	305,788

En el año 2005 se ha colocado en el mercado la serie A de la tercera y cuarta emisión del Programa de Bonos Corporativos por un total de US$25 millones. Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo del 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones.

14 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2005, el capital autorizado, suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.54% pertenecen a inversionistas nacionales y 13.46% a extranjeros.

En Junta General Ordinaria de Accionistas del 22 de marzo del 2005 se aprobó aumentar el capital social en S/.26.4 millones, mediante la capitalización del ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Al 31 de diciembre del 2005, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	730	16.28
De 1.01 al 5.00	10	29.78
De 5.01 al 10	4	30.42
De 10.01 al 100	2	23.52
	746	100.00

b) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas. Al 31 de diciembre del 2005 y 2004, una porción del saldo fue capitalizado por S/.1,559,000 y S/.659,000, respectivamente.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre del 2005, los resultados acumulados incluyen S/.3.0 millones que deberán ser transferidos a la Reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 22 de marzo del 2005 se aprobó la distribución de dividendos por S/.12.0 millones y la capitalización de resultados acumulados por S/.13.1 millones.

En el 2004 se aprobó la distribución de dividendos por S/.9.3 millones y la capitalización de resultados acumulados por S/.9.6 millones.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

15 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

c) La tasa del impuesto a la renta correspondiente al año 2005 y siguientes ha sido fijada en 30%.

   La Ley No.27360 de fecha 30 de octubre del 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre del 2010. Este beneficio ha sido cuestionado por la Administración Tributaria.

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

d) Al 31 de diciembre del 2005, las empresas subsidiarias Domingo Rodas S.A. y Fiansa Sociedad Anónima han determinado una pérdida tributaria arrastrable ascendente a aproximadamente S/.176,000 y S/.1,993,000, respectivamente, las que podrán compensarse contra rentas netas futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores.

   La opción del sistema aplicable se ejerce con oportunidad de la presentación de la declaración jurada del impuesto. Efectuada la opción, no es posible cambiar de sistema, salvo que se agoten las pérdidas acumuladas de ejercicios anteriores.

e) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. (del 2002 al 2005), Motorindustria S.A. (2001 y del 2003 al 2005), Domingo Rodas S.A. (del 2002 al 2005), Fiansa Sociedad Anónima, Orvisa S.A., Unimaq S.A., Depósitos Efe S.A. (del 2001 al 2005). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

f) De acuerdo con la legislación vigente a partir del ejercicio gravable 2001, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

   Modificaciones a la Ley del Impuesto a la Renta aplicables a partir del ejercicio gravable 2004, establecen que el sustento documentario de los precios de transferencia por aquellas transacciones entre empresas vinculadas sólo será requerido, entre otros casos, cuando se trate de operaciones internacionales u operaciones nacionales en las que una de las partes esté inafecta al impuesto, haya suscrito convenios de estabilidad jurídica o haya declarado pérdidas tributarias en los últimos seis años. Adicionalmente, se requerirá dicho sustento documentario cuando producto de la transacción entre empresas vinculadas se origine un menor pago del impuesto en el país.

   El 31 de diciembre de 2005 se publicó una modificación al reglamento de la Ley del Impuesto a la Renta, que establece nuevas reglas para la determinación de los precios de transferencia intercompañías. Las modificaciones referidas a obligaciones formales del reglamento son aplicables recién a partir del ejercicio 2006, por lo que las transacciones realizadas durante el ejercicio 2005 no estarán sujetas a los nuevos requisitos formales. La norma modificatoria incorpora nuevos criterios para establecer la existencia de vinculación entre dos entidades,

incluye precisiones respecto del ámbito de aplicación de estas reglas, entre ellas, que las operaciones gratuitas están sujetas a las reglas de precios de transferencia, y limita en forma significativa la posibilidad de hacer análisis globales, por lo que la sustentación de precios de transferencia tendrá que basarse en información segmentada por cada línea de negocio, obligando a los contribuyentes a producir información financiera segmentada a riesgo de incurrir en sanciones fiscales.

g) A partir del 1 de enero del 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, cuya base imponible está constituida por el valor de los activos netos ajustados por inflación al cierre del ejercicio anterior. La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

   El monto efectivamente pagado podrá utilizarse como crédito como sigue:

   - Contra los pagos a cuenta del Régimen General del Impuesto a la Renta de los periodos tributarios de marzo a diciembre del ejercicio gravable por el cual se pagó el impuesto hasta la fecha de vencimiento de cada uno de los pagos a cuenta.

   - Contra el pago de regularización del Impuesto a la renta del ejercicio gravable al que corresponda.

   Se podrá solicitar la devolución del impuesto sólo en el caso que se sustente haber incurrido en pérdidas tributarias o se haya determinado un menor pago del Impuesto a la Renta sobre la base de las normas del régimen general.

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

16 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2005, Ferreyros S.A.A. tiene las siguientes contingencias:

a) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el impuesto a la renta e Impuesto General a las Ventas del año 2001 por un total de S/.16.6 millones, incluidos multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación a la Administración Tributaria.

b) En abril del 2003, recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.7 millones, incluido multas e intereses, sobre las cuales presentó un recurso de reclamación ante la Administración Tributaria.

c) Al 31 de diciembre del 2005, mantiene en proceso de reclamación, juicios por US$1.5 millones por concepto de indemnización daños y prejuicios iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

Ferreyros S.A.A. tiene los siguientes compromisos al 31 de diciembre del 2005:

a) Avales por US$11.5 millones y US$7.3 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.1 millones que garantizan transacciones diversas.

c) Al 31 de diciembre del 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por S/.36.4 millones (US$10 millones). Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero. En el 2005, la Compañía registró un débito a resultados del ejercicio por S/.1.6 millones como consecuencia de no lograr las utilidades esperadas de dicha empresa.

Al 31 de diciembre del 2005, la mercadería en depósito simple y en depósito aduanero de Depósitos Efe S.A. asciende a US$8 millones y US$3 millones, respectivamente (US$8 millones y US$9 millones, respectivamente al 31 de diciembre del 2004). Asimismo, al 31 de diciembre del 2005 se tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.3 millones.

17 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2005	2004
	S/.000	S/.000
Inventario inicial de existencias	214,451	233,873
Compra de mercadería	765,399	584,666
Mano de obra y gastos de taller	35,411	29,764
Gastos de operación de flota de alquiler	45,512	20,756
Otros	50,515	54,792
Inventario final de existencias	(290,031)	(214,451)
	821,257	709,400

18 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2005	2004
	S/.000	S/.000
Cargas de personal	41,560	37,667
Servicios prestados por terceros	19,218	16,905
Tributos	816	1,115
Cargas diversas de gestión	4,338	6,945
Depreciación y amortización	4,832	6,181
Provisiones del ejercicio	2,639	2,343
	73,403	71,156

19 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2005	2004
	S/.000	S/.000
Cargas de personal	43,438	36,318
Servicios prestados por terceros	20,679	19,041
Tributos	309	1,192
Cargas diversas de gestión	13,224	14,098
Depreciación y amortización	13,216	14,252
Provisiones del ejercicio	4,543	13,812
	95,409	98,713

20 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2005	2004
	S/.000	S/.000
Intereses por ventas a plazos	10,528	10,970
Descuentos por pronto pago	8,965	7,592
Participación patrimonial en patrimonios en fideicomiso	-	794
Intereses moratorios	4,104	1,603
Intereses por depósitos bancarios	695	165
Dividendos recibidos	-	1,009
Otros ingresos financieros	1,084	574
	25,376	22,707

21 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2005	2004
	S/.000	S/.000
Intereses por préstamos bancarios	12,907	11,799
Intereses por bonos corporativos	10,448	8,178
Intereses por financiamiento de proveedores del exterior	4,144	4,655
Transferencia fiduciaria de cuentas por cobrar	-	2,188
Impuesto a las transacciones financieras	2,920	2,598
Otros gastos financieros	2,128	608
	32,547	30,026

22 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2005	2004
	S/.000	S/.000
Ingresos por resolución de contrato	1,548	3,270
Provisión para desvalorización de existencias	(11,418)	(9,854)
Provisión para desvalorización de inmueble	(7,954)	-
Pérdida en venta de subsidiaria	-	(38)
Penalidades asumidas	(4,265)	(179)
Provisión por compensación por venta de inversiones	(1,599)	-
Aplicación de saldos acreedores de clientes	-	1,073
Reversión provisión descuentos de clientes	-	1,416
Otros	614	1,575
	(23,074)	(2,737)

23 UTILIDAD BASICA POR ACCION

La utilidad básica por cada acción común de la Compañía ha sido determinada de la siguiente manera:

		2005	2004
Utilidad atribuible	S/.000	30,067	27,560
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000
Utilidad básica por acción	S/.	0.124	0.114

	S/.000
Balance general consolidado -	
Caja y bancos	33,435
Cuentas por cobrar comerciales	188,832
Existencias	238,738
Otros activos corrientes	23,044
Total activo corriente	484,049
Cuentas por cobrar comerciales a largo plazo	33,204
Inversiones en valores	18,269
Inmuebles maquinaria y equipo	253,306
Otros activos no corrientes	8,235
	797,063
Parte corriente de deudas a largo plazo	90,527
Cuentas por pagar comerciales	141,095
Otros pasivos corrientes	84,148
Total pasivo corriente	315,770
Deudas a largo plazo	184,162
Ingresos diferidos	3,986
Patrimonio neto	293,145
	797,063

Estado consolidado de ganancias y pérdidas -

Ventas netas y otros ingresos operacionales	921,970
Costo de ventas	(709,400)
Utilidad bruta	212,570
Gastos de administración y de venta	(169,869)
Utilidad de operación	42,701
Otros ingresos y gastos:	
Gastos financieros,neto	(7,315)
Resultado por exposición a la inflación	17,144
Diversos, neto	(2,737)
	7,092
Utilidad antes de participación de los trabajadores e impuesto a la renta	49,793
Participación de los trabajadores e Impuesto a la renta	(22,233)
Utilidad neta del año	27,560


END